

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 17, 2019

Leigh Vosseller
Chief Financial Officer
Tandem Diabetes Care, Inc.
11075 Roselle Street
San Diego, CA 92121

      Re: Tandem Diabetes Care, Inc.
          Form 10-K for the Fiscal Year Ended December 31, 2018
          Filed February 26, 2019
          File No. 001-36189

Dear Ms. Vosseller:

     We have completed our review of your filings. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                  Sincerely,

                                  Division of Corporation Finance
                                  Office of Life Sciences